OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD CORP. AND NULEGACY GOLD CORP. SIGN AGREEMENT TO EXPLORE RED HILL PROJECT

Vancouver, BC, Canada – September XX, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that a new exploration agreement with an option to form a joint venture (the “Agreement") has been executed with NuLegacy Gold Corp. ("NuLegacy") on Miranda's Red Hill property.  Previous exploration at Red Hill intersected 45 ft of 0.237 oz Au/t (13.7 m of 8.105 g Au/t). NuLegacy will fund all exploration including  a drill program that is expected to take place during the second quarter of 2010.

Under the terms of the Agreement, NuLegacy is committed to spend US$500,000 on or before December XX, 2010. NuLegacy may earn a 60% interest in the Red Hill project by funding US$4,000,000 in qualified expenditures over a five-year period. NuLegacy may then elect to earn an additional 10% interest by completing a bankable feasibility study or funding US$10,000,000 in additional exploration.

“Miranda is pleased to have a new partner on this project, especially a partner that understands Carlin-style gold systems and the importance of the previously intersected gold mineralization.  NuLegacy, a company founded by several prominent US geologists, will use Red Hill as their property of merit as they proceed with a public offering”, stated Ken Cunningham, President of Miranda.

Detailed Project Information

Red Hill is a sediment-hosted gold project located 15 miles (24 km) southeast of the 12 million- ounce Cortez Hills gold deposit.  The project is within the Cortez Gold Trend and includes 79 lode claims that cover an extensive area of hydrothermally-altered lower-plate carbonate rocks.  In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t (24.4m of 4.987g Au/t) from 1,920 to 2,000 ft (585.4 to 609.8m), including 45 ft of 0.237 oz Au/t (13.7m of 8.105g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m).  Gold mineralization is hosted in silty carbonate rocks of the Denay Formation associated with altered lamprophyre dikes and high levels of arsenic, antimony, mercury and thallium.  These features indicate a Carlin-style gold system is present at Red Hill.

Miranda geologists believe high-quality drill targets exist at Red Hill.  Three of those targets are described below:

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A 2,300ft by 4,600ft (700m by 1,400m) area defined by hydrothermally altered bedrock, a gold/mercury soil anomaly, a gravity low, and a mapped syncline.  Bedrock exposures suggest the presence of shallower target zone than in BRH-013.  No drill holes have tested this target.

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A structurally-controlled, high-grade gold target proximal to BRH-013.  The high-grade gold/lamprophyre dike association may represent a more compact, structurally controlled Carlin-style gold system than previously envisioned. Widely spaced drill holes may have under-understated the exploration potential of this target.

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Targets proximal to antimony prospects and altered dikes on the east side of the project. Three drill holes in this area ended in 35 to 150 ppb gold above the Denay Formation - the unit hosting gold mineralization in BRH-013.  Targets in the Denay and McColley Canyon Formations have not been previously tested.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101.

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Visit www.mirandagold.com/s/Redhill.asp for a summary and historical review of all exploration conducted at Red Hill.

Detailed information about this and other exploration funding agreements can be found at http://www.mirandagold.com/s/JVPartners.asp.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Newcrest Resources Inc., Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, and Montezuma Mines Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.